RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                 INFORMATION PURSUANT TO SELECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                DATIGEN.COM, INC.
                             3191 North Canyon Road
                                Provo, Utah 84604


                                  May 31, 2002


     This report is furnished by the Board of Directors of Datigen.com, Inc., a Utah corporation (the "Company"), to the holders of common stock of Datigen to provide notice of a change in management. On May 16, 2002, the Board of Directors approved resolutions appointing M. Ballard Gardner and Matthew Haney to serve as directors of Datigen effective June 10, 2002, to fill vacancies resulting from the resignations of Tracy Livingston and Josh James. These appointees will constitute a majority of the members of the board of directors. As a result of the foregoing there has been a change of control in management of Datigen.

     This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

     This report will be delivered to shareholders on or about May 31, 2002.




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                  DIRECTORS, EXECUTIVE OFFICERS, AND NOMINEES;
                COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Directors and Officers

     The following table sets forth certain information for each officer, director and director appointee of Datigen.

Name                    Age  Positions (1)                               Since

Joseph F. Ollivier      60   President, Chief Executive Officer and      1999
                             Director

M. Ballard Gardner      70   Operations Manager and Director Appointee   N/A

Matthew Haney           25   Vice President - Marketing and Director     N/A
                             Appointee

     The following is information on the business experience of each officer, director and director appointee.

     Joseph F. Ollivier. Since 1995, Mr. Ollivier has been a managing member of First Capital Funding, LLC, a private mortgage company, where he supervises loan activity. Mr. Ollivier has served since July 1999, as an officer and director of Mountain Oil, Inc., a public company engaged in the business of oil and gas exploration and development.

     M. Ballard Gardner. M. Ballard Gardner. Starting in 1992, Mr. Gardner owned and operated Amerex the predecessor to Precision Concrete Cutting. Previous to Amerex he was employed as operations manager at Mini World, Inc. a high volume, clothing manufacturer.

     Matthew Haney. Mr. Haney graduated with a bachelor's degree in economics from Brigham Young University in Provo, Utah in December 2000. While in school Mr. Haney owned and operated from January 2000 through April 2001, Keystone Advisors, LC, a payroll service company for employers. Since December 2000, Mr. Haney has been employed by First Capital Funding, LLC, where he supervises loan activity.

                             EXECUTIVE COMPENSATION

Compensation

     No cash compensation was paid to the present executive officers of Datigen during the years ended December 31, 2001 and 2000. On November 2, 2000, we granted to J. Tracy Livingston options to purchase 20,000 shares of common stock each at an exercise price of $1.50, which was the fair value for the common stock on that date. The options are vested and expire October 1, 2004 . The options were issued to compensate him for services rendered to Datigen during 2000, for which he received no other compensation.

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     In connection with the  acquisition of our trip hazard removal  business in
January 2002, we entered into a two-year employment agreement with M. Ballard Gardner under which he will be employed full time at an annual salary of $75,000. After the initial two-year term, the employment agreement will renew automatically annually, subject to the right of either party to terminate on 60 days advance notice. Datigen may terminate Mr. Gardner's employment for cause as defined in the agreement. In February 2002, we appointed Mr. Gardner to the position of Operations Manager, and granted to him an option to purchase 10,000 shares of common stock at an exercise price of $1.06 per share, which was the fair value for the common stock on the grant date. The options expire on the earlier of February 12, 2005 or 90 days following the date on which Mr. Gardner ceases to serve as either an executive officer, director, or full-time employee.

     Mr. Haney in connection with his efforts as VP-Marketing received an option to purchase 10,000 shares of common stock at an exercise price of $1.40 per share on May 15, 2002 and receives a monthly salary of $1,500. There is no employment agreement in place.

     Mr. Ollivier, received options to purchase 10,000 additional options at $1.40 per share in connection with his role as President and CEO of the company and in exchange for services provided to Datigen during 2001, for which he received no other compensation.

Stock Options

     In January 2000, Datigen granted to each of the directors a non-qualified option to purchase 25,000 shares of common stock on or before December 31, 2002, at an exercise price of $2.25 per share, which was the fair market value of Datigen common stock based on the trading price for Datigen's securities on the date of grant. No options were granted to any employee or executive officer during the year ended December 31, 2001. The following table sets forth certain information with respect to unexercised options held by our executive officers as of December 31, 2001.

                          Number of Securities        Value of Unexercised
                               Underlying                 In-the-Money
                       Unexercised Options/SARs at       Options/SARs at
Name                        December 31, 2001         December 31, 2001 ($)
                       Exercisable/ Unexercisable Exercisable/ Unexercisable (1)
Joseph Ollivier,                25,000/ 0                    0/ 0
President

J. Tracy Livingston,            45,000/ 0                    0/ 0
Sec./ Treas.

(1) This value is determined on the basis of the difference between the average of the high bid and asked prices on December 29, 2001, of the securities underlying the options and the exercise price.

                          COMPLIANCE WITH SECTION 16(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Datigen's directors and executive officers, and persons who own more than 10 percent of the common stock, to file with the

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Securities and Exchange  Commission  (the "SEC")  initial  reports of beneficial ownership ("Form 3") and reports of changes in beneficial ownership of common stock and other equity securities of Datigen ("Form 4"). Officers, directors, and greater than 10 percent shareholders of Datigen are required by SEC regulations to furnish to Datigen copies of all Section 16(a) reports that they file. To our knowledge, based solely on a review of the copies of such reports furnished to us, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10 percent beneficial owners were complied with for the year ended December 31, 2001.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of March 31, 2002, the number and percentage of the 850,000 outstanding shares of common stock which, according to the information supplied to Datigen, were beneficially owned by (i) each person who is currently a director and director appointee, (ii) each executive officer,
(iii) all current officers and director appointees as a group and (iv) each person who, to the knowledge of Datigen, is the beneficial owner of more than five percent of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                Common      Percent of
                                                Shares       Class(1)

Name and Address

Joseph Ollivier (2)                            140,500         15.9
4643 N. Mile High
Provo, UT 84604

M. Ballard Gardner (2)                         185,000         21.5
444 North 550 East
Orem, UT 84097

Matthew Haney (2)                               10,000         1.2
1368 South Alpine Loop
Provo, Utah 84606

All officers and director appointees (3        335,500         37.1
persons)

(1) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his or her options, and percentage ownership of all officers and directors of a group assuming all such purchase rights held by such individuals are exercised.

(2) These figures include, for Mr. Gardner options to purchase 10,000 shares at an exercise price of $1.06 per share, for Mr. Ollivier options to purchase 25,000 shares at an exercise price of $2.25 per share and options to purchase 10,000 shares at an exercise price of $1.40 per share, and for Mr. Haney options to purchase 10,000 shares at an exercise price of $1.40 per share.

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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Datigen uses office space provided by Joseph F. Ollivier, an officer and director, free of charge. Datigen previously leased a garage and storage space located at the residence of M Ballard Gardner, our Operations Manager, a director appointee, and a principal stockholder, in Orem, Utah at a monthly rental rate of $600. Datigen now rents an office and warehouse space located at 938 North State Street; Orem, Utah at a monthly rental rate of $1,440.

     In connection with the acquisition of our trip hazard removal business in January 2002, we entered into a two-year employment agreement with M. Ballard Gardner under which he will be employed full time at an annual salary of $75,000. After the initial two-year term, the employment agreement will renew automatically annually, subject to the right of either party to terminate on 60 days advance notice. Datigen may terminate Mr. Gardner's employment for cause as defined in the agreement. In February 2002, we appointed Mr. Gardner to the position of Operations Manager, and granted to him an option to purchase 10,000 shares of common stock at an exercise price of $1.06 per share, which was the fair value for the common stock on the grant date. The options expire on the earlier of February 12, 2005 or 90 days following the date on which Mr. Gardner ceases to serve as either an executive officer, director, or full-time employee.

     At December 31, 2001, Datigen has outstanding $211,000 in notes receivable from a finance company owned and controlled by Joseph F. Ollivier, an officer and director of Datigen. The notes are secured by real property and bear interest at the rate of 10 percent per annum. Interest is payable monthly and the notes are due in August 2002.


                                              Datigen.com, Inc.
                                              By Order of the Board of Directors